TRENT
ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

13 March 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Change of Adviser'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.



Dw 3/20

SEVERN TRENT PLC – CHANGE OF ADVISER
13 March 2007

Severn Trent Plc announces today the appointment of Citigroup and Morgan Stanley as joint corporate brokers with immediate effect.

For further information contact:

Peter Gavan
Director of External Affairs
Severn Trent Plc
0121 722 4310

www.severntrent.com

END